Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The computation of the ratio of earnings to fixed charges for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 are as follows:

	Years Ended December 31,
(Millions)	2009	2008	2007	2006	2005
Pretax income from continuing operations	$1,901.2	$2,174.2	$2,796.4	$2,586.6	$2,453.3
Add back fixed charges	302.9	297.9	234.3	199.5	177.5
Income as adjusted	$2,204.1	$2,472.1	$3,030.7	$2,786.1	$2,630.8

Fixed charges:
Interest on indebtedness	$243.4	$236.4	$180.6	$148.3	$122.8
Portion of rents representative of interest factor	59.5	61.5	53.7	51.2	54.7
Total fixed charges	$302.9	$297.9	$234.3	$199.5	$177.5

Ratio of earnings to fixed charges	7.28	8.30	12.94	13.97	14.82